Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 69,449,520.88	0.000087	$ 6,042.11
Fees Previously Paid	2	$ 274,684,520.88		$ 37,933.93
	Total Transaction Valuation:	$ 344,134,041.76
	Total Fees Due for Filing:			$ 43,976.04
	Total Fees Previously Paid:			$ 37,933.93
	Total Fee Offsets:			$ 2,617.21
	Net Fee Due:			$ 3,424.90
Offering Note
[1]	Pursuant to General Instruction II.D to Schedule 14D-1F and Instruction 2.A.i.b of the fee table instructions, the additional filing fee is based on the increase in the total transaction valuation over the highest valuation previously reported (US$274,684,520.88). Transaction valuation calculated under General Instruction II.C(1) based on (a) 70,231,437 Common Shares of Aurora outstanding on a fully diluted basis as of August 31, 2026 and (b) US$3.90, the average of the high and low sales prices of the Common Shares on Nasdaq on October 1, 2026 (date within five business days prior to filing) and $1.00 per Common Share in cash consideration, resulting in aggregate market value of US$344,134,041.30, with an incremental valuation of US$69,449,520.42.

[2]	See Note 1.

Table 2: Fee Offset Claims and Sources	☐Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	1		F-80	333-299308	10/06/2026		$ 2,617.21
Fee Offset Sources		Curaleaf Holdings, Inc.	F-80	333-299308		10/06/2026		$ 2,617.21
Explanation of the basis for claimed offset:
[1]	If claiming an offset from a Securities Act registration statement under Rule 457(b) or Rule 0-11(a)(2), provide a detailed explanation of the basis for the claimed offset.